NII HOLDINGS, INC.
1875 Explorer Street
Suite 1000
Reston, Virginia 20190
703-390-5100
June 23, 2010
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	NII Holdings, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Definitive Proxy Materials on Schedule 14A Filed April 1, 2010 File No. 0-32421
Dear Mr. Spirgel:
Reference is made to your letter dated June 14, 2010 addressed to Steven M. Shindler regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above referenced Proxy Statement. This letter repeats the comment in the Staff’s letter in bolded typeface followed by the response prepared by management of NII Holdings, Inc. (the “Company” or “we”). Capitalized terms in this letter are used as defined in the Company’s Definitive Proxy Statement.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 15
1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
COMPANY RESPONSE: Management reviewed the compensation policies and practices of the Company in light of the requirements of Item 402(s) of Regulation S-K and the additional information included in the adopting release and determined that the only compensatory program offered in 2009 that could create any risk to the Company was the 2009 Bonus Plan. As described in more detail in the Compensation Discussion and Analysis portion of the Definitive

Larry Spirgel, Esq.
U.S. Securities and Exchange Commission
June 23, 2010

Proxy Statement, that plan provides for potential cash payments to participating employees based on the Company’s attainment of specified performance criteria. In 2009, the Company did not offer any other compensatory programs or arrangements that contemplated payments to employees that could have a material adverse effect on the Company or its results. As noted in the Compensation Discussion and Analysis section of the Definitive Proxy Statement, the performance criteria used to determine the amounts paid under the 2009 Bonus Plan for the named executive officers were the same used for all other bonus eligible employees with adjustments to the weighting of the performance criteria between local market and consolidated results based on the location of the participating employee (e.g., the performance criteria for employees serving in the Company’s local markets were more heavily weighted toward the performance of their local market against those criteria, while the performance criteria for employees at the Company’s headquarters were based on the Company’s consolidated results).
Management and the Compensation Committee, along with outside legal and compensation advisors, carefully reviewed the performance criteria selected to determine payouts under the Company’s 2009 Bonus Plan. Based on that review, management and the Compensation Committee concluded that the nature of the performance criteria selected for the 2009 Bonus Plan would mitigate the risk to the Company of specific employee behaviors as actions taken to aggressively improve one of the performance criterion would have negative effects on the Company’s performance under the other criteria. For example, actions to aggressively spur subscriber growth in order to meet the related performance criteria, such as price reductions, increases in selling commissions or significant subscriber equipment subsidies, would be expected to adversely affect the Company’s performance against the criteria relating to OIBDA and OIBDA margin performance. In light of this, management and the Compensation Committee concluded that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company as contemplated by Item 402(s) of Regulation S-K. Based on this determination, the Company included the following statement on page 22 of its Definitive Proxy Statement as part of the discussion of the Company’s 2009 Bonus Plan:
The Compensation Committee believes that the performance criteria used in our 2009 Bonus Plan strike an appropriate balance between growth and profitability and mitigate risk to the Company because actions taken to improve our performance with respect to one of the criteria would normally be expected to have a corresponding negative impact on other criteria. For example, if management were to implement promotional programs designed to aggressively pursue growth in subscriber additions, those actions would be expected to increase expenses, resulting in a potential deterioration in OIBDA and OIBDA margin.
Based on this analysis of its compensation programs and policies, the Company believes that its compensation plans do not create risks that are reasonably likely to have a material adverse effect on the Company and that its disclosures noted above appropriately address the requirements of Item 402(s).
The Company acknowledges that:

Larry Spirgel, Esq.
U.S. Securities and Exchange Commission
June 23, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
Please contact me at (703) 390-5209 in connection with questions or comments concerning the above response. In addition, we would appreciate it if future comment letters are to me via facsimile at (703) 390-5191. Thank you for your attention to this matter.

Very truly yours,
/s/ Gary D. Begeman
Gary D. Begeman
Vice President and General Counsel

cc: Steven M. Shindler, Chairman